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August 24, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-7455
Post-Effective Amendment No.114

Dear Ms. Dubey:

Thank you for your telephonic comments on July 23 and August 21, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”) with respect to Virtus Rampart Equity Trend Fund (to be renamed Virtus FORT Trend Fund) (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on August 31, 2020.

Comment 1.          Please update the Series Identifier in EDGAR to reflect the Fund’s new name.

Response 1.           We will update the Series Identifier in EDGAR once the Fund’s name change is effective, which is expected to coincide with the effectiveness of our 485(b) filing.

Comment 2.          Please add to the Rule 30e-3 disclosure on the front cover of the Fund’s prospectus the following sentence: “If you have already elected to receive reports electronically, you will not be affected by this change and need not take any action.”

Response 2.           We have added the requested disclosure.

Comment 3.          Please restate the expenses in the Annual Fund Operating Expenses table in the Fees and Expenses section of the Fund’s prospectus in light of the Fund’s new investment strategy. (See instructions 3(d)(ii) and (iii) to Item 3 of Form N-1A.)

Response 3.           We have made the requested update. The revised Fees and Expenses table is included as Exhibit A to this letter.

Comment 4.          The Staff notes that the Fund has significantly changed its investment strategy, and we therefore have several questions/comments relating to the changes, as follows:

Comment 4(a).     Please inform the Staff why the Board feels that the changes are consistent with its fiduciary duties and are in the best interests of shareholders who did not vote for the changes. In your response, please (i) explain in detail information the Board considered and how it weighed that information in arriving at its decision; (ii) why the Board decided this approach was better for shareholders than other alternatives such as liquidating the Fund and starting a new fund; (iii) support your explanations of the Board’s deliberations with data (e.g., if cost was a consideration provide data on expected cost savings from changing the strategy rather than starting a new fund).

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Response 4(a).      Both the Fund’s current strategy and the Fund’s new strategy are designed to help investors capture the long term returns of the equity market with less volatility and mitigated drawdowns. The Board was provided with performance reports over several quarters indicating that the Fund’s current strategy was not performing as anticipated due in part to greater “whipsaw” volatility in the markets than had historically been experienced when the Fund’s quantitative model and investment strategies were created. As a result, the Fund’s investment adviser indicated that, after working with the Fund’s subadviser to consider whether adjustments could be made that would address the issues, it had determined that replacing the strategy with another strategy designed to achieve the same goal would be more likely to benefit the Fund and its shareholders. Therefore, the Fund’s investment adviser presented the Board with the proposal to hire the new subadviser and shift to the new strategy specifically because the new strategy was believed by the investment adviser to be more likely to provide Fund shareholders with the outcome sought by such shareholders. Specifically, the investment adviser noted that both investment strategies seek to provide attractive returns with low volatility, beta, and correlation to the S&P 500® Index over full market cycles, but that the new strategy seeks to achieve this using a broader data set allocating risk across 80 quantitative models. The Board reviewed information presented by the investment adviser including a comparison of the current and new strategies; performance data comparing the Fund’s current strategy with the new strategy (including a simulated return for the new strategy based upon the specific risk profile proposed by the investment adviser for the new strategy which was more conservative than that of the proposed subadviser’s performance composite); a statement that the Fund’s expenses were not expected to be materially impacted by the change and data comparing the Fund’s expenses to those of other funds utilizing managed futures strategies; and a discussion of operational considerations for utilizing the new strategy. The Board was not presented with a proposal to liquidate the Fund and establish a new fund, because the purpose of the proposal was to address concerns that the Fund’s current strategy was not performing as expected due to changes in the way the market operates since the quantitative model and current investment strategies were established. The Board believes that the changes are consistent with its fiduciary duties and in the best interests of shareholders because the changes are designed to address concerns regarding the performance of an existing fund by providing that fund with an investment strategy designed to achieve the same purpose as the current strategy in a manner that we believe is not subject to the same vulnerabilities that have hampered the Fund’s performance in its current strategy. In addition, the Board was aware that a liquidation of the fund would have caused shareholders to realize a capital gain or loss for tax purposes. The Board also took into account that, because the investment adviser was recommending that an affiliated subadviser be replaced by an unaffiliated subadviser, the investment adviser did not have a conflict of interest.

Comment 4(b).     Please inform the Staff why the Fund’s adviser feels that the changes are consistent with its fiduciary duties to the Fund.

Response 4(b).      The Fund’s adviser believes that the changes are consistent with its fiduciary duties to the Fund for the same reasons discussed above with respect to its proposal and the Board’s determination.

Comment 4(c).     Has the Fund notified shareholders of the planned change? If yes, please provide to the Staff a copy of the notice and inform the Staff when and how it was distributed. If no, when with the Fund distribute such a notice and how? When you send the information statement, what information about the strategy change will it include? When do you plan to send that?

Response 4(c).      The Fund filed a supplement to its prospectus notifying shareholders of the expected changes on June 18, 2020. The supplement was provided via email to all broker-dealers with clients invested in Virtus Funds on June 19, 2020, the supplement has been included with any prospectus distributions since the date of its filing, and our sales and product personnel have contacted broker-dealers and financial advisors with clients invested in the Fund to discuss the changes. When we send the information statement, it will include a discussion of the changes to the Fund’s principal investment strategies and the Fund’s risks that is substantially equivalent to the information that would be required in a proxy statement if shareholders were being asked to vote on the sub-advisory agreement with the Fund’s new subadviser. We intend to send the information statement out as soon as reasonably practicable after the changes become effective.

Comment 4(d).     Please file a more comprehensive supplement describing the changes prior to their effectiveness and mail it to shareholders.

Response 4(d).      We will file a more comprehensive supplement describing the changes before the changes are effective, and we will commence mailing it to shareholders as soon as reasonably practicable after filing.

Comment 4(e).     What is the composition of the Fund’s shareholder base (affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)? In particular, what percentage of the Fund is held by retail investors?

Response 4(e).       91% of the Fund’s shares are held in omnibus accounts, and we do not have transparency into those accounts to determine the composition of the beneficial shareholder base.

Comment 4(f).      Please explain why making these changes in a post-effective amendment of an existing fund rather than an amendment to add a new fund is consistent with Rule 485(a).  Explain why you do not believe this provides unfair competitive advantage over other funds who add new series under Rule 485(a) that go effective in 75 days rather than 60 days.

Response 4(f).       As stated in Response 4(a), above, our objective in making these changes was not to open a fund with a managed futures strategy but to address concerns regarding the performance of an existing fund by providing that fund with an investment strategy designed to achieve the same results the current strategy was designed to achieve in a manner that we believe is not subject to the same vulnerabilities that have hampered the Fund’s performance in its current strategy. We do not believe that attempting to provide existing shareholders with their desired result implicates competitive advantages or disadvantages, and with respect to the idea of opening a new fund we note that doing so would not benefit the Fund’s existing shareholders so it was not under consideration.

Comment 4(g).      Please inform the Staff what percentage of the Fund’s portfolio needs to be repositioned.

Response 4(g).      The percentage of the Fund’s portfolio that needs to be repositioned depends upon whether the Fund is invested in all sectors of the S&P 500® Index at the time of the repositioning, since each portion of the Fund’s portfolio representing a sector that is not active at the time of the repositioning will be in cash or other short-term instruments which the Fund’s new strategy may keep. If the Fund is invested in all sectors of the S&P 500® Index at the time of the repositioning, substantially all of the Fund’s portfolio will need to be repositioned.

Comment 4(h).      Have any shareholders contacted the Fund about the proposed transition? If yes, describe the nature of the communication including if anyone has expressed disagreement or threatened legal action.

Response 4(h).       We have reviewed our shareholder communications, and although some shareholders have contacted the Fund since the transition was announced they did not ask any questions about, or express disagreement or dissatisfaction with, the planned changes.

Comment 5. In the description of Principal Investment Strategies on page 2 of the prospectus, you state that the fund’s investment strategy has two elements and then you enumerate them. Are the assets described in (ii) (cash equivalents, U.S. government securities, etc.) to be held for the purpose of covering the futures contracts described in (i)? Please disclose the purpose of those assets in the strategy disclosure

Response 5.           The assets described in (ii) are to be held both to cover the futures contracts described in (i) and to earn interest. We have added disclosure to that effect.

Comment 6.          In the description of Principal Investment Strategies on page 2 of the prospectus, you state, “In seeking its investment objective, the fund will use leverage (e.g., through the use of derivatives), and may actively trade securities.” Are there other ways the fund will use leverage? If so, please disclose them.

Response 6.           No.  We have clarified the referenced disclosure.

Comment 7.          In the description of Principal Investment Strategies on page 2 of the prospectus, you state, “The fund’s strategy is designed to trade in global markets and be diversified across geography (primarily Europe, North America, Asia and Australia), asset classes (primarily equities, fixed income, currencies, and commodities futures contracts), and markets in an attempt to reduce overall volatility and correlation across its positions and is designed to employ statistical methods to adaptively shift risk over time. Under normal market conditions, the fund is therefore expected to hold positions in markets around the world, although it is not required to do so or to hold any particular percentage of its portfolio in any particular market or number of markets.” Does the fund intend to invest in emerging market securities to the level of a principal strategy? If so, please state that.

Response 7.           The Fund does not intend to invest in emerging market securities to the level of a principal strategy, but since the Fund is not constrained with regard to geographic locations of its assets there is a possibility that more than 5% of its assets may be invested in emerging markets. We already have emerging markets investing as a principal risk and note that the Fund is not constrained as to geographic location although it is intended to invest primarily in developed markets. Therefore, we have made no changes in response to this comment.

Comment 8.          The Staff notes that Section 48(a) of the Investment Company Act prohibits a fund from doing indirectly what it is not permitted to do directly. In that regard, we have the following comments with respect to the Fund’s investment in a Cayman subsidiary (the “Subsidiary”):

Comment 8(a).      Please disclose that the Fund complies with the Investment Company Act of 1940, as amended (the “1940 Act”), provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response 8(a).       We have added the requested disclosure.

Comment 8(b).     Please disclose that each adviser to the Subsidiary complies with Section 15 of the 1940 Act as an adviser to the Fund. Please confirm that the advisory contract of the Subsidiary will be filed as an exhibit to the registration statement.

Response 8(a).      We have added the requested disclosure, and we confirm that the advisory and subadvisory contracts of the Subsidiary will be filed as exhibits to the registration statement.

Comment 8(c).      Please disclose that the Subsidiary complies with the affiliated transactions and custody provisions in Section 17 of the 1940 Act and please identify the custodian of the Subsidiary in the registration statement.

Response 8(c).      We have added the requested disclosure.

Comment 8(d).     Disclose any principal strategies and risks of the Subsidiary in the Fund's registration statement.

Response 8(d).      The principal strategies and risks of the Subsidiary are the same as those of the Fund. We have added disclosure to that effect.

Comment 8(e).     Please confirm to the Staff that the Subsidiary’s financial statements will be consolidated with those of the Fund.

Response 8(e).      So confirmed.

Comment 8(f). Please confirm to the Staff that the Subsidiary’s management fee will be included in the Management Fees line, and its expenses will be included in the Other Expenses line, in the Annual Fund Operating Expenses table in the Fees and Expenses section of the Fund’s prospectus.

Response 8(f).      So confirmed. We note, however, that the Subsidiary’s expenses other than the management fee currently do not impact the expenses shown in the Other Expenses line in the table, so there is currently no footnote to that line stating that the Subsidiary’s expenses are included (as shown in Exhibit A).

Comment 8(g).     Please confirm to the Staff that the Subsidiary and its board will agree to designate an agent for service of process in the U.S. and the Subsidiary and its board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act.

Response 8(g).      So confirmed.

Comment 9.          In the description of Principal Investment Strategies on page 2 of the prospectus, you state, “The fund may invest in derivative instruments, including those referenced above, to pursue its investment objective and mitigate risk.” Please provide more details on the purpose of investing in derivatives. (Specify types, what kinds of risks, etc.)

Response 9.           The derivatives anticipated to be principally used by the Fund are futures, and since we have already discuss the use of futures and their purpose in the disclosure we have removed the referenced sentence rather than adding disclosure.

Comment 10.       Please confirm that an estimate of the dividend and interest expenses associated with short sales will be included in the Annual Fund Operating Expenses table in the Fees and Expenses section of the Fund’s prospectus.

Response 10.         We confirm that if such expenses are applicable we will include an estimate of those expenses in the Annual Fund Operating Expenses table in the Fees and Expenses section of the Fund’s prospectus. However, we note that the Fund currently anticipates shorting futures rather than other types of investments, and futures held short would not be expected to incur such expenses because ordinarily fees to cover the same concepts are built into the commissions on the futures, and commissions are trading costs rather than expenses listed in the Fees and Expenses table. Therefore, the table (as shown in Exhibit A) currently does not reflect expenses of this nature.

Comment 11.       Please consider whether the disclosure in the sections for “Market Volatility Risk” in the prospectus should be more specific regarding current market conditions as a result of COVID-19.

Response 11.         We believe that the existing disclosure strikes an appropriate balance of notifying shareholders of the risk of events such as public health issues affecting market volatility and keeping the disclosure in the prospectus concise so that more shareholders notice and consider the disclosure. We note that there is additional disclosure in the Fund’s statement of additional information (“SAI”) that discusses COVID-19 specifically. Therefore, we have made no changes in response to this comment.

Comment 12.       Why is Emerging Market Risk listed as a principal risk of the Fund when investing in emerging market securities is not listed in the principal investment strategies? If emerging market investing is a principal risk of the Fund, please enhance the disclosure to include a reference to the quality and availability of financial information of emerging market issuers. (See Clayton statement "Emerging Market Investments Entail Significant Disclosure Reporting and Other Risks" April 21, 2020.)

Response 12.         As noted in Response 7, emerging market investing is not expected to be a principal investment strategy of the Fund but since the Fund is not constrained as to geographic location of its issuers there is a possibility that the Fund may invest more than 5% of its assets in emerging markets. Since the Fund will be primarily invested in a combination of futures contracts and cash equivalents, we do not believe that a reference to the quality and availability of financial information of emerging market issuers would be appropriate for the Fund. Therefore, we have made no changes in response to this comment.

Comment 13.      On page 9 of the prospectus, you state that the Fund may invest in instruments other than those listed in the principal investment strategies deemed by the subadviser as falling within the Fund’s investment strategy to the extent permitted. Please list what such instruments are, unless they are not principal to the Fund.

Response 13.      Such investments are not expected to be principal to the Fund. Therefore, we have made no changes in response to this comment.

Comment 14.      On page 9 of the prospectus, you state, “although the fund’s trading is generally expected to be systematic as set forth above, (a) in the case of a market disruption that limits or blocks trading in an instrument traded by the fund, the subadviser may temporarily remove or replace the affected instrument with any that has similar characteristics to the extent the instrument is a permitted investment of the fund and (b) during periods of market disruption, extreme volatility or other unusual market conditions (as determined by the subadviser in its sole discretion), the subadviser may rely on its judgment and discretion to determine whether to follow trading instructions generated by the trading program.” Please consider combining (a) and (b) to clarify that the Fund will not depart from the principal investment strategies disclosed in the prospectus except for temporary defensive purposes.

Response 14.      Section (b) of the quoted language is discussing trading methodology rather than investment types, so we do not believe that sections (a) and (b) are appropriate to combine. Since section (a) already states that any such alternative instruments will be permitted investments of the Fund, we believe the disclosure addresses the Staff’s concern. Therefore, we have made no changes in response to this comment.

Comment 15.      If the Fund will be significantly invested in any particular emerging market country at the transition, please disclose the risks of that country in the long form of Emerging Market Risk.

Response 15.      The Fund is not expected to be significantly invested in any emerging market country at the transition. Therefore, we have made no changes in response to this comment.

Comment 16.      Why is Interest Rate Risk a principal risk for the Fund? Should the risk disclosure be tailored for the Fund?

Response 16.      Interest Rate Risk is a principal risk for the Fund because of the Fund’s investments in futures contracts on bonds and short-term interest rates, as well as in short-term high-grade debt instruments. We believe that the risk disclosure is appropriate for these types of investments. Therefore, we have made no changes in response to this comment.

Comment 17.      Does the Fund’s prospectus need to show prior performance of the adviser or the subadviser that is consistent with Nicholas-Applegate No-Action Letter? (See CFTC rule 4.12(c)(3)(i)(A) - requires pool with less than 3 years of operating history to disclose performance of the manager managing pools.)(See also IM guidance update 2013-05 at II.)

Response 17.      We do not believe that the Fund’s prospectus is required to show prior performance of the adviser or the subadviser as a result of CFTC Rule 4.12(c)(3)(i)(A). We have therefore made no changes in response to this comment.

Comment 18.      Has the Fund’s new subadviser ever managed a mutual fund? If not, please consider adding risk disclosure regarding this being the first time.

Response 18.      The Fund’s new subadviser has not managed a mutual fund before. We have therefore added risk disclosure regarding this fact.

Comment 19.      The CDSC on certain redemptions of Class A shares referenced on page 20 of the prospectus should be included in the Shareholder Fees table in the Fees and Expenses section of the prospectus.

Response 19.      Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on a small number of redemptions made within eighteen months of a finder’s fee being paid, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 20.      In paragraph 18 of the section “Sales at Net Asset Value” on page 23 of the prospectus, there is a reference to financial intermediaries with which the Distributor has made special arrangements. Are such special arrangements identified in Appendix A? If not, why not?

Response 20.      All of the sales load waivers offered by particular broker-dealers of which we are aware are identified in Appendix A.

Comment 21.      The annual fee on small accounts referenced on page 31 of the prospectus should be included in the Shareholder Fees table in the Fees and Expenses section of the prospectus.

Response 21.      Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 22.      Item 14(a)(3)(iii) requires disclosure of from where information is incorporated by reference, so assuming the Fund’s financial statements are incorporated by reference to its shareholder reports please add the disclosure stating that on the cover of the statement of additional information (“SAI”) and include a hyperlink to them.

Response 22.      We have added the requested disclosure and hyperlink.

Comment 23.      In the “Fundamental Investment Limitations” section on page 55 of the SAI, please revise the disclosure stating, “the Fund will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” The Staff believes that the Fund should look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which it invests as well.

Response 23.      Although information regarding holdings of underlying ETFs, unaffiliated mutual funds and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. In light of this limitation, we disclose that the Fund’s subadviser will consider the concentration policies of any such investments. We are not aware of any formal SEC guidance or legal requirement that funds consider the industry concentrations of the funds in which they invest when applying industry concentration policies and, therefore, we have made no changes in response to this comment.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:      Ralph Summa

Exhibit A

Fees and Expenses

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees(b)	1.00%	1.00%	1.00%	1.00%
Distribution and Shareholder Servicing (12b-1) fees	0.25%	1.00%	None	None
Other Expenses	0.31%	0.30%	0.31%	0.21%
Total Annual Fund Operating Expenses	1.56%	2.30%	1.31%	1.21%

(b)  Includes fees paid by the Subsidiary.